                                  EXHIBIT 99.1

                          [THE SAVINGS BANK LETTERHEAD]




________________, 2000



Dear Fellow Shareholder:

Enclosed you will find a Notice of Special Meeting of Shareholders and Proxy Statement for a Special Meeting of Shareholders to be held on ___________, ___________, 2000 at _______. The Special Meeting will be held at
__________________________________, Ohio. We have also enclosed an annual report for the Bank's fiscal year ended December 31, 1999.

At the Special Meeting, you will be asked to approve the formation of a new one-bank holding company to be known as Savings Bancorp, Inc. If you approve this proposal at the meeting, Savings Bancorp, Inc. will become the holding company for our Bank. The enclosed materials describe the important aspects of this proposal in detail. We urge you to read the enclosures carefully.

Your Board of Directors has carefully studied the formation of a holding company, and believes that this is the appropriate time to proceed with this matter. Forming the holding company will give us considerable additional flexibility in our capital planning as we strive to continue the successful growth of The Savings Bank. It is also important for you to realize that your ownership interest will remain the same if you approve the bank holding company formation. There will be no change in the fair market value of your ownership interest if shareholders approve the proposal to form the bank holding company and you exchange your Bank stock for stock of the new holding company, which will then own the Bank.

The banking industry is in a dynamic period. We believe that this proposal is important to the continued growth and success of our Bank. Your Board of Directors has unanimously approved this proposal and recommends that you vote in favor of it.

We look forward to seeing you at the Special Meeting. Whether or not you plan to attend the meeting, please sign, date and return the enclosed Proxy in the enclosed envelope at your earliest convenience. Thank you for your continued loyalty and support. If you have any questions about the enclosures, please feel free to contact me.

Sincerely,

Stephen D. Gary
President and Chief Executive Officer